

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

MAIL STOP 3561

June 28, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

> **RE: Platinum Energy Resources, Inc.
> Preliminary Proxy Statement on Schedule 14A
> Amendment 6 Filed May 29, 2007
> File No. 0-51553**

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General – 80% Test

1. We note your response and discussion with respect to comment one from our letter of April 30, 2007, including the reasons why you believe the potential liabilities "do not have a significant impact on the current value of the TEC Assets." (p. 46) With a view towards disclosure, please advise us why you believe such claims would be resolved at

the Tandem level since it will be the parent, Platinum, that will hold close to $100 million in cash. Why would potential claimants not pursue the money held by Platinum? Why does Platinum believe that claims would be unlikely, especially in light of the apparent inability of Tandem to support its view that the reverse split took place? Moreover, please advise why Platinum believes that the indemnification referenced in your response (presumably that contained in Section 8.02 of the Asset Purchase agreement) would be sufficient to cover claims made against it on a successor liability theory or otherwise. We specifically note the carve-out contained at 8.02(5).

General – Hedging Strategy

2. Although hedging is a strategy which can help to mitigate the volatility of oil and gas prices by limiting your losses if the prices decline, this strategy also can limit the potential gains that would be received if oil and gas prices increase. This disclosure should be included in any discussion of the advantages and disadvantages of a hedging strategy. Also, hedging is normally applied by companies with a certain volume of reliable production or higher. The current amount of production by Tandem may not be enough production to be able to employ a meaningful hedging strategy. This should also be included disclosure. Please revise your document as necessary.

Summary, page 8

3. We note your response to comment two from our letter of April 30, 2007, especially the statement that the $62 million valuation Tandem assigned to its June 2005 roll-up transaction did not occur until the preparation of Platinum's preliminary proxy statement in early 2006. Your disclosure on pages 12 and 48 appears to indicate otherwise. Please revise your proxy statement to disclose the value that Tandem's management assigned to the roll-up at the time it occurred (i.e. June 8, 2005), including specific reference to the value it assigned to the shares in the shell company that it received, along with the reasonable basis for such valuation. We note that it does not appear that Tandem's stock was trading on the Pink Sheets at such time.

Additionally, it would appear appropriate to discuss the reasons why the Platinum board determined in January 2006 that Platinum shareholders should pay the corresponding premium over the amount that the Tandem insiders themselves placed on the assets in June 2005. Please revise your disclosure on page 48 to address this aspect of the transaction, including, but not limited to, the nature of the consideration paid in June 2005 and the liabilities connected with the unknown and disputed capitalization and corporate actions of Tandem.

4. We reissue comment three from our letter of April 30, 2007. At every instance of disclosure with respect to projected future cash flows, please also include disclosure with respect to the projected development costs necessary to obtain such cash flows. At every instance of your disclosure with respect to acquisition price per boe on a proved barrel basis, balance your disclosure with reference to the projected additional development costs necessary to obtain such boe. We note your response that you have added development costs to pages 12, 48, and 117.

5. We note your response to comment five from our letter of April 30, 2007. Please clarify your disclosure with respect to the phrase "incurred actual hedge settlement losses" on page 21. Have there ever been any hedge losses that are not yet settled? If so, please quantify. In addition to such clarification, please add your revised disclosure to the section on page 50 entitled "Hedging and Financing Opportunities. Finally, please revise the risk factor in the forefront of your risk factor section to describe the risk of hedging activities, along with specific reference to Tandem's experience.

6. In connection with the preceding comment, and in light of the importance that hedging activities will apparently play in the future of the combined company (as evidenced by the Wall Street Journal article of August 4, 2006), please add a new section to your summary section immediately following the section entitled "The Parties to the Asset Acquisition Agreement and Plan of Reorganization" in order to describe the proposed business of Platinum after the asset acquisition and include reference to the results of Tandem's hedging activities in such section.

7. Immediately behind the summary section to be added in response to the preceding comment, please add a new summary section to provide a detailed account of the claims made against Optionable, Inc. in the shareholder derivative suits currently pending against Optionable. Specify the number of such suits and discuss both Optionable's business activities and relationship to your officers and directors, past and present. Please discuss any conflicts of interest that may be created by the need for your officers and directors to defend themselves in such suits and quantify the amount of time you expect it will take on a weekly basis. Discuss the potential impact on Platinum's operations after the proposed acquisition. Additionally, add appropriate risk factors to the forepart of your first risk factor (which describes the risks attendant to the business activities of the combined company) and appropriate disclosure elsewhere in your preliminary proxy.

Risk Factors, page 26

8. We note your response to comment six from our letter of April 30, 2007 and the risk factor now beginning on page 26. Please revise the bullet point beginning with "Tandem has been unsuccessful in its efforts to locate corporate records…" in order to quantify the potential resulting ownership of Tandem if the reverse split were found not to be validly authorized or executed. Additionally, please add bullet points to discuss the risks resulting from the circumstances discussed in your responses to comments eight and ten from our letter of April 30, 2007.

9. Please include a risk factor that states that over 65% of TEC's proved reserves are undeveloped. Also disclose the fact that your current reserve life is over 26 years and include the impact that this percentage of undeveloped reserves and reserve life may have on future results.

10. Please include a risk factor that discloses the recent increase in oil field drilling and services costs and the impact that this may have on future results. Include the increase in costs seen by TEC over the last several years, if material.

Hedging activities may prevent TEC from benefiting from price increases……..page 31

11. Please expand this risk factor to include the results of your financial derivative activities over the past year.

Conditions to Closing of the Asset Acquisition, page 67

12. We note your response to comment 10 from our letter of April 30, 2007 and the disclosure added to page 69 of your preliminary proxy, including the assertion that you are not requesting an opinion as to Tandem's capitalization and corporate action because you are purchasing only the assets of TEC, not the stock of TEC. Please clarify such disclosure to explain why you feel such an opinion is sufficient in light of the fact that the assets in question also form substantially all of the assets of Tandem, the parent of TEC, and the uncertainty surrounding Tandem's 1:500 reverse split and the potential for potential claimants to dispute the disposition of Tandem's assets. Additionally, please clarify the basis for your reliance upon the indemnity when it appears that the indemnity (Section 8.02 of the Asset Acquisition Agreement) would not cover most of the risks associated with the uncertainty surrounding Tandem's capitalization and corporate action.

Description of Properties, page 105

Current Oil and Gas Activities, page 105

13. You indicate current operations include a number of producing wells for each field. However, from the reserve report it appears that the number of producing wells for each of these fields is actually much lower. Please reconcile this for us and, if necessary, clarify your disclosure.

14. You classify approximately 9 BCF net reserves as proved undeveloped reserves from the Wilcox sand in the Tomball field. However, it does not appear that any of your current production is from the Wilcox. Please explain the basis for classifying these reserves and the volumes from the Wilcox as proved reserves.

15. Please include the number of development and the number of exploration wells you drilled in each of the last three years and indicate how many of the wells in each category were productive and how many were dry. Please see Industry Guide 2 for reference.

Areas of Opportunity, page 107

16. You indicate that 28% of the Ira field's oil in place is recoverable but that only a small fraction of the field has been waterflooded. Please tell us the estimated primary recovery factor in the field and the current secondary recovery factor and ultimate recovery factor in the area that has been waterflooded. Tell us the estimated secondary recovery factor you are using for the proved undeveloped reserves in the Ira field and the basis on which you classified those reserves as proved reserves.

Tandem's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 108

Business, page 111

17. You indicate that oil and gas prices remain strong and that the economic climate in the industry continues to be suitable for your business model. Please provide a more balanced view by expanding your disclosure to include the fact that oil field drilling and service costs have risen sharply in recent years and how this affects your business model and will impact future results. Include how your business model will fare if oil and gas prices decline significantly from current levels.

<u>Proved Reserves, page 116</u>

18. Tell us if reserves were revised due to changes in operating costs in 2006 and if so, by how much. If reserves were not revised due to changes in operating costs, tell us why not.

19. Tell us if the reported average prices used for the estimated present value of future cash flows relating to proved reserves in 2005 and 2006 included the affects of hedging.

<u>Supplemental Information, page 117</u>

<u>Average Sales Prices, page 117</u>

20. You seemed to designate a footnote by the use of (1) following this subtitle. However, no footnote could be found. Please revise your document as necessary.

<u>Capital Expenditures, page 117</u>

21. Please disclose approximately how much of the $12.8 million in capital expenditures estimated to be spent in 2007 has been spent to date and on what projects. Tell us the results of those projects. Disclose if you still plan on spending the estimated capital costs of $12.8 million in 2007. If not, tell us why you will not spend this amount and disclose how much you will spend in 2007.

<u>Significant Estimates and Assumptions, page 119</u>

<u>Oil and Gas Reserves, page 119</u>

22. Your disclosure seems to imply that the large difference in reserves from 2004 to 2005 is due only to the increase in oil and gas prices in 2005 compared to prices in 2004. Tell us if this is correct or if the difference is due more to properties that may have been acquired after 2004. You should revise the document to indicate the difference in reserves due to price for each year and for other factors, such as acquisitions, performance, etc., if material.

Consolidated Statements of Operations, page F1-3

23. Please reconcile your lease operating expenses of $6,516,711 in 2006 with the operating cost expense estimate for 2007 in the reserve report which is $3,515,346, with production and ad valorem taxes of $1,747,327 for a total operating expense estimate for 2007 of $5,262,673 which is 19% lower than the actual 2006 expense.

Notes to Consolidated Financial Statements, page F1-7

Oil and Gas Reserve Information, page F1-23

24. Please include all the information required by SFAS 69, including tables for Capitalized Costs Relating to Oil and Gas Producing Activities, Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities and Results of Operations for Oil and Gas Producing Activities. Please see paragraphs 18 through 29 of SFAS 69.

25. We note that in the reserve report effective March 2005 you estimated that in 2006 you would produce 780.7 MBOe and in 2007 you would produce 1,017 MBOe. However, in 2006 you produced 338 MBOe and in the 2007 reserve report you estimate you will produce 487.3 MBOe in 2007. Please tell us why the 2005 estimates were so optimistic and why you believe the current estimates are reasonably accurate. Please tell us the oil and gas production volumes produced to date in 2007.

26. Please reconcile for us the differences in capital costs per well between the 2006 reserve report and the 2005 reserve report for the following leases, given that oil drilling and service costs have increased dramatically over the last several years:

Lease	2006 M$/Well	2005 M$/Well
Ballard	177	204
Ball	75	116
Choate Fee	122.6	122.6
Tomball GU	1,500	1,500

27. Please reconcile the fact that in the 2006 reserve report you have 3.68% less reserves but your lease operating costs are 24% lower than the 2005 reserve report at a time when oil field service costs have increased dramatically over the last several years as you have disclosed under Results of Operations.

Standardized Measure of Discounted Future Net Cash Flows, page F1-25

28. It appears you are reporting a negative standardized measure for year-end 2005. Please tell us if this is correct and why, or alternatively revise your document.

29. Please tell us why the future income taxes are so much lower in 2006 than in 2005.

30. If you are planning to file the reserves reserve report as an exhibit, before doing so please remove the evaluation made with the 6-year NYMEX price deck.

Closing Comments

As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or John Reynolds, who supervised the review of your filing, at (202) 551-3795.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
       973-643-6500